Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

February 1, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Jenn Do
Ms. Mary Mast
Mr. Alan Campbell
Mr. Jeffrey Gabor

Re:	Immunocore Holdings Limited
Registration Statement on Form F-1
Filed January 15, 2021
File No. 333-252166

Ladies and Gentlemen:

On behalf of our client, Immunocore Holdings Limited to be renamed as Immunocore Holdings plc after its re-registration as a public limited company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 29, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed with the Commission on January 15, 2021 (File No. 333-252166) (the “Registration Statement”). The Company is concurrently filing an Amendment No. 1 to the Registration Statement  (the “Amended Registration Statement”) via EDGAR, which reflects changes made in response to the comments set forth in the Comment Letter (the “Comments”) and certain other changes. We are also sending a copy of this letter and the Amended Registration Statement in typeset format, including a version that is marked to show changes to the Registration Statement, to the Staff.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form F-1 filed January 15, 2021

PROSPECTUS SUMMARY
Our Pipeline, page 2

1.
We note your response to prior comment 1 and the updated pipeline table. The arrows for IMC-C103C, IMC-F106C, GSK01 and IMC-I109V are drawn to the end of the Phase 1 column. However, your disclosure in the Business section indicates that the Phase 1 portions of the clinical trials for each of these product candidates are still ongoing. Please shorten the arrows in the pipeline chart to match the current status of each trial as described in Business or advise.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the product pipeline table on pages 2 and 128 of the Amended Registration Statement.

February 1, 2021

Business
Phase 3 Clinical Trial, page 146

2.
Please revise your description of your Phase 3 clinical trial of tebentafusp to provide safety and tolerability data including a description of any adverse events and/or serious adverse events that were linked to treatment.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amended Registration Statement. The first pre-planned interim analysis for the Phase 3 clinical trial was focused on the primary endpoint of whether the trial met the threshold for efficacy of overall survival, which, according to the trial protocol, would trigger unblinding of the trial and analysis of all other data. Therefore, the data cleaning and validation ahead of this initial analysis was focused on overall survival and not adverse events and serious events linked to treatment. Validation of the rest of the trial data, including adverse events linked to treatment, has not yet been completed, and as such, the data are not yet available to the Company.

3.
We note your comparison of the observed hazard ratio in your Phase 3 trial of tebentafusp to the hazard ratios observed in several other Phase 3 trials of treatments for uveal and cutaneous melanoma. Given that these were not head-to-head trials and that the treatments in the control arms of the other trials in the table varied from the control treatment in your trial, please tell us why you believe it is appropriate to include these comparisons. Include in your response whether you expect to be able to rely on this data to support an application for marketing approval from the FDA or comparable regulatory body for commercialization of tebentafusp.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amended Registration Statement.

Additional ImmTAC Clinical Programs, page 148

4.	We note your response to prior comment 16 and updated disclosure. Please revise to disclose the specific endpoints for the ongoing clinical trials described in this section.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 152, 153, and 154 of the Amended Registration Statement.

February 1, 2021

Financial Statements, page F-1

5.
Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response to Comment 5:

The Company acknowledges the Staff’s comment and respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F. The Company hereby submits a waiver request as Exhibit 99.1 pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month requirement “in cases where the company is able to represent adequately… that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission (the “Staff”) at Section III.B.c.

Exhibits

6.	The date of you auditor consent is January 15, 2020. Please have your auditor provide an appropriately dated consent.

Response to Comment 6:

The Company acknowledges the Staff’s comment and confirms that its auditors have provided an appropriately dated consent with the Amended Registration Statement.

*   *   *   *

February 1, 2021

Please direct any questions or further comments concerning the Amended Registration Statement or this response letter to either the undersigned at +1 212 479 6474 or Courtney Thorne of Cooley LLP at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Bahija Jallal, Ph.D., Immunocore Holding Limited
Brian Di Donato, Immunocore Holding Limited
Eric W. Blanchard, Cooley LLP
Courtney T. Thorne, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP